UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2006
Commission File Number 0-29338
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
2005 RESULTS ANNOUNCEMENT
CHAIRMAN’S STATEMENT
The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces the audited results of the Company and its subsidiaries (the “Group”) in respect of the financial year ended 31 December 2005, which had been prepared in accordance with the accounting principles generally accepted in Hong Kong.
RESULTS
For the financial year ended 31 December 2005, the Group’s turnover and loss attributable to shareholders amounted to HK$336,512,000 (2004: HK$277,260,000) and HK$135,564,000 (2004 restated: HK$59,957,000) respectively. Basic loss per share was HK32.80cents (2004 restated: HK14.51 cents).
DIVIDENDS
In view of the loss recorded for the year of 2005 and the need of the Group’s future development, the Board has resolved not to declare any payment of final dividend for the financial year ended 31 December 2005 (2004: Nil).
MANAGEMENT DISCUSSION AND ANALYSIS
BUSINESS REVIEW
The Group’s in-orbit satellites together with their corresponding telemetry, tracking and control systems, have been operating under normal condition during the period. The commencement of APSTAR VI in June 2005 further improved the competitive edge of the Group in market competition. Despite the fierce market competition due to supply over demand in transponder market in the Asia Pacific region, the Group still achieved significant growth in utilization rates. As of 31 December 2005, the utilization rates of APSTAR V and APSTAR VI were at 68.5% and 45% respectively.

APSTAR VI
APSTAR VI satellite was successfully launched on 12 April 2005. It is a high power satellite with 38 C-band transponders and 12 Ku-band transponders, located at geostationary orbital slot 134 degrees East longitude as a replacement satellite to APSTAR IA. This satellite provides broad Asia Pacific footprints with its C-band transponders covering China, India, Southeast Asia, Australia , South Pacific Islands, Guam and Hawaii , while its Ku-band focusing China market. It has a strong neighborhood effect due to the presences of CCTV and other renowned Chinese broadcasters and will become one of the most popular multilingual and multicultural satellite platforms in the Asia Pacific Region. Its commercial operation started on 7 June 2005 and is expected to have an operation mission life over 15 years. The customers of APSTAR IA have been migrated to APSTAR VI successfully.
APSTAR V
APSTAR V commenced commercial operation on 13 August 2004 at geostationary orbital slot 138 degrees East longitude with an estimated operation mission life of 15.3 years. APSTAR V is a high power satellite with 38 C-band and 16 Ku-band transponders. Its C-band transponders cover China, India, Southeast Asia, Australia, South Pacific Islands, Guam and Hawaii whereas its Ku-band transponders cover Mainland China, India, Taiwan and Hong Kong. APSTAR V supports various transponder services including Direct-to-home broadcasting, Internet and VSAT services within Asia while providing an inter-connection to the United States.
The commencements of APSTAR V and APSTAR VI have effectively strengthened the competitive edges of the Group in transponder services market by providing the latest advanced and comprehensive satellite communication and broadcasting services to our customers. Both satellites have been well received by our customers, and the Group has secured new customers or increased transponder utilizations in both China market and overseas market.
APSTAR I and APSTAR IA
Both APSTAR I and APSTAR IA have been utilized by the Group’s customer and contribute to the Group’s revenue.
Forming Strategic Alliance in Sales and Marketing with Intelsat
On 2 December 2005, Intelsat Limited (“Intelsat”) and APT Satellite Company Limited, a subsidiary of the Group signed a strategic cooperation agreement to expand business using the combined satellite fleets of both parties and to market each other’s satellite capacity and ground resources, as well as to provide broadcast and telecommunications services to the Asia Pacific region, including China.
This strategic move will allow Intelsat, as well as its media and corporate data customers, to access the Asia Pacific market through the Group’s two newly launched satellites, APSTAR V and APSTAR VI. The Group will have access to Intelsat’s capacity in other regions of the world via Intelsat’s fleet of 28 satellites, thereby expanding the Group’s reach and giving it the ability to seamlessly carry its customers’ traffic wherever they may need service. As part of the alliance, the two companies have agreed to explore additional growth initiatives such as IPTV, uplink services in the Asia-Pacific region, including China.
Forming this strategic alliance will significantly strengthen the Group’s sales and marketing functions in the region. The alliance will also enable the Group to provide more comprehensive services to its customers.
Satellite TV Broadcasting and Uplink Services
The Group provides satellite TV uplink and broadcasting services through its wholly-owned subsidiary, APT Satellite TV Development Limited (“APT TV”) and successfully established the satellite TV broadcasting platform for the broadcasting and uplink services under the Satellite TV Uplink and Downlink Licence. As at 31 December 2005, APT TV uplinks and broadcasts up to 53 satellite TV channels for the broadcasters of the region.
Satellite-based Telecommunications Services
APT Telecom Services Limited (“APTS”), a wholly-owned subsidiary of the Group, provides satellite-based external telecommunication services to telecommunication operators of the region under the Fixed Carrier Licence of Hong Kong. APTS continues to provide VSAT, wholesales voice services, facilities management services and teleport uplink services to Hong Kong and Asian based telecommunication users including satellite operators, telecommunication operators, ISPs, and wholesale voice players contributing to the Group’s revenue.
Both uplink and broadcasting services and telecommunication services enable the Group to strengthen its competitive edge by offering “One-stop-shop Services” and expand to the customer base of the Group.
Data Centre Business
APT Satellite Telecommunications Limited (“APT Telecom”), a jointly controlled entity between the Group and Singapore Telecommunications Limited, is actively offering the Data Centre services to customers in the region. The Data Centre Services enable the Group to achieve synergic effect in expanding telecommunication or broadcasting services.
BUSINESS PROSPECTS
As a result of the economic growth in the Asia Pacific region and the continued rapid economic growth in China, the demand of transponders will grow steadily in 2006. There will be increases in customers and transponder utilizations, and the increase in telecommunications or broadcasting services. Meanwhile, the market competition will still be fierce due to supply over demand with keen price pressure. The Group expects APSTAR V and APSTAR VI will continue to increase in utilizations and expand our market shares further in 2006.

Finance
As at 31 December 2005, the Group’s financial position remains sound with gearing of 43% (total liabilities / total assets). The Liquidity Ratio (current assets / current liabilities) is 1.63 times. The shareholders’ equity attributable to the Group is HK$2,058,625,000. The Group has cash and cash equivalents amounting HK$326,440,000 and pledged bank deposits of HK$68,699,000. The capital expenditure for 2005 was approximately HK$524,464,000.
Corporate Governance
The Group is committed to high standard of corporate governance especially in internal control and compliance. For details, please refer to the Corporate Governance Report contained in the Company’s 2005 Annual Report, which is to be published in due course.
FINANCIAL REVIEW
The following discussion and analysis of the Group’s financial position and results of operations should be read in conjunction with the Financial Highlights and the related notes.
Turnover
The Group’s turnover increased by 21.4% from HK$277,260,000 for the year 2004 to HK$336,512,000 for the year 2005, representing an increase of HK$59,252,000. The increase was mainly due to commencement of some new utilisation contracts for APSTAR V and APSTAR VI.
Other net income
Other net income increased by HK$21,499,000 from HK$9,332,000 in 2004 to HK$30,831,000 in 2005. The increase was mainly due to the inclusion of a lump sum payment of HK$15,600,000 in 2005 from a contractor for compensation income in respect of the late delivery of APSTAR VI, and also arising from the increase of interest income.
Operating expenses
The Group’s total cost of services increased by HK$56,438,000 or 23.1% from HK$244,755,000 in 2004 to HK$301,193,000 in 2005. The increase was primarily due to an increase in in-orbit insurance and depreciation of the additional satellite of APSTAR VI which commenced service at the beginning of June 2005 and an increase in costs of running the satellite-based external telecommunications business. Administrative expenses slightly decreased by 2% to HK$77,199,000 in 2005 as compared to 2004.
Impairment loss
As at 31 December 2005, an impairment loss in respect of property, plant and equipment of HK$7,512,000 was recognised in 2005 due to the excess of carrying amount over the recoverable amount of the assets in respect of the communication satellite equipment. Details are set out in note 5 of this announcement. Furthermore, the impairment loss in respect of prepayment of HK$59,904,000 for construction of a satellite was recognised in 2005. Details are set out in note 6 of this announcement.
Finance costs
The Group’s finance costs increased by HK$32,825,000 from HK$4,117,000 in 2004 to HK$36,942,000 in 2005. The increase was primarily due to no interest was capitalised upon the commencement of operation of APSTAR VI. Furthermore, the increase was also attributable to the increase of new bank borrowings during the year.
Share of results of jointly controlled entities
As at 31 December 2005, the Group’s share of loss of jointly controlled entities was HK$7,995,000. The loss mainly represents the Group’s share of loss on its interests in APT Satellite Telecommunications Limited (“APT Telecom”). As at 31 December 2005, APT Telecom incurred a loss. As compared with the same period last year, the increase of share of loss was mainly due to APT Telecom recognised a revaluation loss on investment property of HK$13,000,000, of which the Group shared HK$7,150,000.
Loss for the year
As a result of the foregoing, the Group recorded a loss for the year of HK$136,574,000 for the year ended 31 December 2005, an increase of loss of HK$74,558,000, as compared to 2004. ,
Capital expenditure, liquidity, financial resources and gearing ratio
During the year, the Group’s principal use of capital was the capital expenditure related to the construction, launch service and launch insurance of APSTAR VI which had been funded by internally generated cash and bank loan. The capital expenditure incurred for the year ended 31 December 2005 amounted to HK$524,464,000.
The aggregate amount drawn under the secured term loan facilities agreement dated 16 December 2002 (“Bank Loan”) was HK$1,205,100,000 (US$154,500,000). During the year, the Group repaid Bank Loan of HK$77,805,000 (US$9,975,000). As a result of the above repayments, total indebtedness outstanding was HK$1,127,295,000 (US$144,525,000). As at 31 December 2005, the Group complied with all the financial covenants over the past twelve-month period.
As at 31 December 2005, the Bank Loan was primarily denominated in United States dollars and was on floating-rate basis. The debt maturity profile (excluding the borrowing transaction cost) of the Group was as follows:

Year of Maturity	HK$
Repayable within 1 year or on demand	120,510,000
Repayable after one year but within five years	908,564,000
Repayable after five years	98,221,000

1,127,295,000

As at 31 December 2005, the Group has approximately HK$326,440,000 (2004: HK$673,763,000) free cash and HK$68,699,000 (2004: HK$21,140,000) pledged deposit. Together with cash flow generated from operations, the Group could meet with ease all the debt repayment schedules in the coming year.
As at 31 December 2005, the Group’s total liabilities were HK$1,552,737,000, an increase of HK$128,954,000 as compared to 2004, which was mainly due to the increase of new bank borrowings under the Bank Loan. As a result, the gearing ratio (total liabilities/total assets) has risen to 43%, representing a 4% increase as compared to 2004.
Capital structure
The Group continues to maintain a prudent treasury policy and manage currency and interest risks on a conservative basis. During the year, the Group made no hedging arrangement in respect of exchange rate fluctuation as majority of its business transactions was settled in United States dollars. Interest under Bank Loan was computed at the London Inter-Bank Offering Rate plus a margin. The Group would consider the fluctuation risk of the floating interest rate and would take appropriate measure in due course to hedge against interest rate fluctuation.
Segment information
The turnover of the Group, which is analyzed by business segments, is disclosed in note 3 of this announcement.
Satellite Transponder Capacity and Related Services
Revenue from Satellite Transponder Capacity and Related Services for the year ended 31 December 2005 increased approximately 21% to HK$294,947,000. This primarily reflected the increase of revenue due to commencement of some new utilisation contracts for APSTAR V and APSTAR VI. Segmental loss of HK$29,021,000 was primarily due to inclusion of an impairment loss of HK$59,904,000 in respect of the prepayment for the construction of a satellite. Excluding the impairment loss, the segment result would be improved from loss to the profit of HK$30,883,000.
Satellite-based Broadcasting and Telecommunications Services
Revenue from Satellite-based Broadcasting and Telecommunications Services for the year ended 31 December 2005 increased approximately 19.6% to HK$46,272,000. This primarily reflected the increase of new customers in VSAT and increase of the traffic in wholesale voice services in the year 2005. Segmental loss of HK$3,697,000 was mainly due to inclusion of an impairment loss of HK$7,512,000 in respect of communication satellite equipment. Excluding the impairment loss, the segment result would be improved from loss to the profit of HK$3,815,000.

Charges on group assets
The Bank Loan is secured by the assignment of APSTAR V and APSTAR VI and their related insurance claims proceeds, and the assignment of all their present and future agreements of transponder capacity. Any insurance claim proceeds must be deposited in a designated account and withdrawal of any amount from this designated account shall follow the terms of Bank Loan. At 31 December 2005, the assets under fixed charge were APSTAR V and APSTAR VI of approximately HK$2,752,162,000 (2004: HK$2,398,169,000) and bank deposit of approximately HK$68,699,000 (2004: HK$20,750,000).
In addition, certain of the Group’s banking facilities were secured by the Group’s properties with aggregate carrying value of approximately HK$4,771,000 (2004: HK$4,887,000).
Capital commitments
As at 31 December 2005, the Group has the outstanding capital commitments of HK$2,290,000 (2004: HK$626,599,000), which was contracted but not provided for in the Group’s financial statements, mainly in respect of the purchases of equipment.
Contingent liabilities
The Group is in dispute with Hong Kong’s Inland Revenue Department (the “IRD”) regarding a claim of the disposal gain of HK$389,744,000 in 1999 in relation to the transfer of the entire business of APSTAR IIR and all of the satellite transponders of APSTAR IIR (except one transponder) as a non-taxable capital gain. On 23 January 2006, IRD raised a Profits Tax assessment for the year of assessment 2000/2001 to include that portion of the proceeds from sale of the satellite received during 2000/2001 as taxable income. The tax demanded for the year of assessment 2000/2001 is HK$212,846,000. An objection has been lodged against the IRD assessment on 20 February 2006. The Group has obtained external legal and tax advice, and the Group believes that the grounds for claiming the gain derived from the transaction as non-taxable are reasonable and therefore no provision for additional taxation has been made.
Apart from the above, details of contingent liabilities of the Group are set out in note 12 of this announcement.

HUMAN RESOURCES
As at 31 December 2005, the Group had 161 employees (2004: 158). With regard to the emolument policy, the Group remunerates its employees in accordance with their respective responsibilities and current market trends. On 19 June 2001, the Company first granted share options under the share option scheme adopted at the annual general meeting on 22 May 2001 (“Scheme 2001”) to its employees including executive directors. On 22 May 2002, the Group adopted a new share option scheme (“Scheme 2002”) at the annual general meeting to comply with the requirements of the Rules (“Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Stock Exchange”). To further motivate employees for better contribution to the Group, the Group has also established an incentive bonus scheme.
The Group provides on the job training to employees to update and upgrade their knowledge on related job fields.
CONCLUSION
The market competition will still be fierce and transponders in the region are still oversupply in 2006. However, as evidenced by the improved utilization rates in 2005, APSTAR V and APSTAR VI will help improve the Group’s market competition thereby improving the Group’s financial performance in the coming years.

FINANCIAL HIGHLIGHTS
Consolidated income statement
for the year ended 31 December 2005

		2005	2004
			(restated)
	Note	HK$’000	HK$’000
Turnover	3	336,512	277,260

Cost of services		(301,193)	(244,755)

Gross profit		35,319	32,505

Other net income	4	30,831	9,332
Administrative expenses		(77,199)	(78,680)
Revaluation gain on investment property		—	78
Impairment loss recognised in respect of property, plant and equipment	5	(7,512)	(1,800)
Impairment loss recognised in respect of prepayment for construction of a satellite	6	(59,904)	—

Loss from operations		(78,465)	(38,565)
Finance costs	7	(36,942)	(4,117)
Share of results of jointly controlled entities		(7,995)	(2,709)

Loss before taxation	8	(123,402)	(45,391)

Income tax	9	(13,172)	(16,625)

Loss for the year		(136,574)	(62,016)

Attributable to:
Equity shareholders of the Company		(135,564)	(59,957)
Minority interests		(1,010)	(2,059)

Loss for the year		(136,574)	(62,016)

Loss per share	10
— Basic		(32.80 cents )	(14.51 cents )

— Diluted		(32.80 cents )	(14.51 cents )

Consolidated balance sheet
as at 31 December 2005

		2005	2004
			(restated)
	Note	HK$’000	HK$’000
Non-current assets
Property, plant and equipment		2,999,402	2,680,330
Interest in leasehold land held for own use under an operating lease		15,570	15,945
Investment property		2,340	2,340
Interest in jointly controlled entities		2,241	10,226
Amounts due from a jointly controlled entity		67,476	67,914
Prepayment for construction of a satellite	6	—	38,454
Club memberships		5,537	5,537
Prepaid expenses		32,227	23,365
Deferred tax assets		3,609	10,134

		3,128,402	2,854,245

Current assets
Trade receivables	11	49,730	45,753
Deposits, prepayments and other receivables		35,918	23,191
Amount due from a jointly controlled entity		5,100	2,700
Pledged bank deposits		68,699	21,140
Cash and cash equivalents		326,440	673,763

		485,887	766,547

Current liabilities
Payables and accrued charges		51,593	45,139
Rentals received in advance		31,414	30,652
Loan from a minority shareholder		7,488	7,488
Secured bank borrowings due within one year		117,757	64,778
Current taxation		89,186	84,768

		297,438	232,825

Net current assets		188,449	533,722

Total assets less current liabilities carried forward		3,316,851	3,387,967

Consolidated balance sheet
as at 31 December 2005 (Continued)

		2005	2004
			(restated)
	Note	HK$’000	HK$’000
Total assets less current liabilities brought forward		3,316,851	3,387,967

Non-current liabilities
Secured bank borrowings due after one year		1,000,302	904,762
Deposits received		15,986	12,607
Deferred income		239,011	261,380
Deferred tax liabilities		—	12,209

		1,255,299	1,190,958

Net assets		2,061,552	2,197,009

Capital and reserves
Share capital		41,327	41,327
Share premium		1,287,536	1,287,536
Contributed surplus		511,000	511,000
Capital reserve		11,996	23,964
Exchange reserve		1,347	(20)
Other reserves		104	102
Accumulated profits		205,315	329,244

		2,058,625	2,193,153
Minority interests		2,927	3,856

Total equity		2,061,552	2,197,009

Notes:
1	Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2005 comprise the company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates and jointly controlled entities.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that investment property is stated at fair value as explained in the change in accounting policies.

The preparation of financial statements in conformity with Hong Kong Financial Reporting Standards (“HKFRSs”), which issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), requires management judgements, estimates any assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2	Changes in accounting policies

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after 1 January 2005.

The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in the consolidated financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.
(a)	Employee share option scheme (HKFRS 2, Share-based payment)

In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option’s exercise price receivable.

With effect from 1 January 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the income statement, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognised in a capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.

If an employee chooses to exercise options, the related capital reserve is transferred to share capital and share premium, together with the exercise price.

The new accounting policy has been applied retrospectively by decreasing the opening balance of retained earnings as of 1 January 2005 by HK$23,964,000 (1 January 2004: HK$27,424,000), with the corresponding amount credited to capital reserve. There is no effect on the Group’s loss before taxation for the year ended 31 December 2004 and 2005 as a result of this new accounting policy because no additional options were granted nor did any options from previous grants vest during these periods.

(b)	Investment properties (HKAS 40, Investment property)

Changes in accounting policies relating to investment properties are as follows.

Timing of recognition of movements in fair value in the income statement

In prior years, movements in the fair value of the Group’s investment properties were recognised directly in the investment properties revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a decline in the fair value of the portfolio, when a decline previously recognised in the income statement had reversed, or when an individual investment property was disposed of. In these limited circumstances movements in the fair value were recognised in the income statement.

Upon adoption of HKAS 40 as of 1 January 2005, all changes in the fair value of investment properties are recognised directly in the income statement in accordance with the fair value model in HKAS 40.

These changes in accounting policy have been adopted retrospectively by increasing the opening balance of retained earnings as of 1 January 2005 by HK$5,500,000 (1 January 2004: HK$7,700,000) to include all of the Group’s previous investment properties revaluation reserve.

As a result of this new policy, the Group’s loss before taxation for the year ended 31 December 2005 has increased by HK$7,150,000 (31 December 2004: HK$2,200,000), consisting of the Group’s share of the net decrease in the fair value of the investment property held by the Group’s jointly controlled entity. The decrease is reflected in the share of results of jointly controlled entities.

(c)	Leasehold land and buildings held for own use (HKAS 17, Leases)

In prior years, leasehold land held for own use which was presented as part of “Land and buildings” in “Property, plant and equipment” and was stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation was calculated to write-off the cost of leasehold land on a straight-line basis over their lease term.

With effect from 1 January 2005, in order to comply with HKAS 17, leasehold land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be separately identified from the fair value of the leasehold land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. Any pre-paid land premiums for acquiring the leasehold land, or other lease payments, are stated at cost and are written off on a straight-line basis over the respective periods of the lease term.

Any buildings held for own use which are situated on such land leases continue to be presented as part of property, plant and equipment.

The new accounting policy has been adopted retrospectively, but there is no impact on the Group’s net assets as at the year end and on the Group’s loss attributable to equity shareholders for the year presented. An additional line item “Interest in leasehold land held for own use under an operating lease”, which was previously included in “Property, plant and equipment” has been included on the face of consolidated balance sheet. The comparative figure for “Property, plant and equipment” has been reclassified to conform with the current year’s presentation.
(d)	Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, Consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as a deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 January 2005, in order to comply with HKAS 1 and HKAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent. Minority interests in the results of the Group for the year are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between the minority interests and the equity holders of the parent.

The presentation of minority interests in the consolidated balance sheet, income statement and statement of changes in equity for the comparative year has been restated accordingly.

(e)	Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39 Financial instruments: Recognition and measurement)

In prior years, loan arrangement fee was included as part of the “Deposits, prepayments and deferred expenses” and was amortised over the terms of the relevant bank borrowings. With effect from 1 January 2005, in order to comply with HKAS 39, the unamortised balance of the loan arrangement fee is presented as a deduction from the secured bank borrowings in the consolidated balance sheet.

The new accounting policy has been retrospectively applied by decreasing the opening balance of retained earnings as of 1 January 2005 by HK$333,000, and the Group’s loss before taxation for the year ended 31 December 2005 has increased by HK$504,000.

(f)	Definition of related parties (HKAS 24, Related party disclosures)

As a result of the adoption of HKAS 24, Related party disclosures, the definition of related parties has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had SSAP 20, Related party disclosures, still been in effect.

3	Segmental reporting

Segment information is presented in respect of the Group’s business and geographical segments. Business information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting.

Inter-segment pricing is based on terms similar to those available to external third parties.

Business segments

The Group comprises two main business segments, namely provision of satellite transponder capacity and related services and provision of satellite-based broadcasting and telecommunications services.

			Provision of
	Provision of		satellite-based
	satellite transponder		broadcasting and
	capacity and related		telecommunications		Inter-segment
	services		services		elimination		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004
								(restated)
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Turnover from external customers	290,683	238,418	45,552	38,683	—	—	336,235	277,101

Inter-segment turnover	4,264	5,276	720	6	(4,984)	(5,282)	—	—

Total	294,947	243,694	46,272	38,689	(4,984)	(5,282)	336,235	277,101

Service income							277	159

							336,512	277,260

Segment result	(29,021)	28,230	(3,697)	(3,332)	(5)	(6)	(32,723)	24,892

Service income							277	159

Unallocated other net income							30,831	9,332

Unallocated administrative expenses
— staff costs							(45,035)	(41,605)

— office expenses							(31,815)	(31,343)

Loss from operations							(78,465)	(38,565)

Finance costs							(36,942)	(4,117)

Share of results of jointly controlled entities							(7,995)	(2,709)

Loss before taxation							(123,402)	(45,391)

Income tax							(13,172)	(16,625)

Loss for the year							(136,574)	(62,016)

			Provision of
			satellite-based
	Provision of satellite		broadcasting and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004
								(restated)
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Depreciation for the year	187,967	167,521	9,839	10,096
Impairment loss for the year	59,904	—	7,512	1,800

Significant non-cash expenses (other than depreciation)	—	2,883	349	2,771

Segment assets	3,110,958	2,853,269	50,170	52,869	(56,666)	(52,284)	3,104,462	2,853,854
Investment in and amounts due from jointly controlled entities	74,817	80,330	—	510			74,817	80,840
Unallocated assets							435,010	686,098

Total assets							3,614,289	3,620,792

Segment liabilities	384,044	399,229	87,043	74,994	(56,666)	(52,284)	414,421	421,939
Unallocated liabilities							1,138,316	1,001,844

Total liabilities							1,552,737	1,423,783

Capital expenditure incurred during the year	521,677	417,553	2,787	13,187

Geographical segments
The Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple countries but not located within a specific geographical area. Accordingly, no segment analysis of the carrying amount of segment assets by location of assets is presented.
In presenting information on the basis of geographical segments, segment revenue, segment assets and capital expenditure is based on the geographical location of customers.

			Other regions
	Hong Kong		in the PRC		Singapore		Indonesia		Others		Unallocated
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Turnover from external customers	38,459	21,287	201,851	195,155	30,657	23,339	32,262	6,010	33,283	31,469	—	—
Segment assets	4,009	1,666	44,972	55,492	468	2,226	4,061	155	5,453	4,522	3,555,326	3,556,731
Capital expenditure incurred during the year	—	—	1,416	2,253	—	—	—	—	—	—	523,048	428,487
4	Other net income

	2005	2004
	HK$’000	HK$’000
Other net income primarily includes the following:

Compensation income for the late delivery of the satellite*	15,600	—
Interest income	12,916	7,312
Rental income in respect of properties	538	513
(Gain)/loss on disposal of property, plant and equipment	(109)	32

*	On 11 December 2001, the Group entered into a Satellite Procurement Agreement with a contractor for the design, construction, tests and delivery of APSTAR VI. APSTAR VI was originally scheduled to be launched at end of 2004/early 2005. The delay in delivery of the satellite by the contractor has caused the postponement of the launch of APSTAR VI until 12 April 2005. To cope with the delay, the contractor agreed and paid a lump sum payment to the Group for the liquidated damages due to the late delivery of APSTAR VI.
5	Impairment loss recognised in respect of property, plant and equipment

During the year, the Group conducted a review of the Group’s property, plant and equipment and determined that certain assets were impaired as the recoverable amount of these assets is estimated to be less than their carrying amount. Accordingly, an impairment loss of HK$7,512,000 in respect of communication satellite equipment (2004: HK$1,800,000 in respect of construction in progress) has been recognised and charged to the income statement.

6	Impairment loss recognised in respect of prepayment for construction of a satellite

In 2004, the Group had entered into an agreement with a contractor on 10 November 2004 pursuant to which the Group is granted a right to require the contractor to provide for the design, construction, delivery and launch of a new satellite, APSTAR VIB at the total option price of HK$59,904,000. If the option was exercised, the total consideration for the procurement and launch of APSTAR VIB would be HK$936,780,000 and the option price would be applied towards the total consideration.

HK$’000
At 1 January 2004	—
Prepayment	38,454

At 31 December 2004	38,454

At 1 January 2005	38,454
Prepayment	21,450
Impairment loss	(59,904)

At 31 December 2005	—

In view of the successful launch of APSTAR VI on 12 April 2005, the Group did not exercise the option before the expiry date of 30 September 2005. According to the terms of the option agreement, the option has been expired and the option agreement is deemed to be terminated. The Group was responsible for all reasonable costs and expenses incurred up to the date of termination in respect of the preparation works for the design, construction, delivery and launch of APSTAR VIB. The balance of option price (net of all reasonable costs and expenses incurred) should be transferred to such other satellite project as may be designated by the Group or the contractor within two years after the expiry date of the option. In the event that the balance of option price was transferred to a satellite project for another customer as designated by the contractor, the balance of the option price could be refunded to the Group. Up to and including the date hereof, the Group has no plan for the procurement and launch of a new satellite in the coming two years owing to the transponder market has remained highly competitive and transponders are still supply over demand in the Asia Pacific region. Given the demand condition in the transponder market, the Group expects that the possibility of transferring the preparation works of APSTAR VIB to another satellite project of another customer as designated either by the Group or the contractor in the coming two years is remote. Accordingly, the Group does not currently expect the option price would be applied towards any future satellite project within the required time restriction or the contractor would refund the balance of option price to the Group, an impairment loss of HK$59,904,000 (2004: HK$nil) has been recognised in respect of the prepayment for construction of a satellite.

7	Finance costs

	2005	2004
	HK$’000	HK$’000
Interest on bank borrowings wholly repayable within five years	44,482	17,223
Other borrowing costs	2,222	3,598
Less: Amount capitalised into construction in progress*	(9,762)	(16,704)

	36,942	4,117

*	The borrowing costs have been capitalised at a rate of 4.04% to 4.25% per annum (2004: 2.27% to 2.41%).
Borrowing costs capitalised during the year arose on bank loans borrowed for the purpose of financing the construction and launching of satellites.

8	Loss before taxation

Loss before taxation is arrived at after charging:

	2005	2004
	HK$’000	HK$’000
Depreciation	197,806	177,617

9	Income tax in the consolidated income statement

Taxation in the consolidated income statement represents:

	2005	2004
	HK$’000	HK$’000
Current tax – Overseas
Tax for the year	18,856	17,000

Deferred tax – Hong Kong
Origination and reversal of temporary differences	(5,684)	(375)

	13,172	16,625

Taxation is charged at the appropriate current rates of taxation ruling in the relevant countries.

10	Loss per share

(a)	Basic loss per share

The calculation of basic loss per share is based on the loss attributable to shareholders of HK$135,564,000 (2004 (restated): HK$59,957,000) and the weighted average of 413,265,000 ordinary shares (2004: 413,265,000 shares) in issue during the year ended 31 December 2005.

(b)	Diluted loss per share

Diluted loss per share is the same as the basic loss per share as there were no dilutive potential ordinary shares in existence during the years 2005 and 2004.

11	Trade receivables

The Group allows an average credit period of 10 days to its trade customers. The following is an ageing analysis of trade receivables (net of specific provisions for bad and doubtful debts) at the balance sheet date:

	The Group
	2005	2004
	HK$’000	HK$’000
0 — 30 days	27,603	22,167
31 — 60 days	8,208	4,106
61 — 90 days	6,141	4,278
91 — 120 days	2,129	765
Over 121 days	5,649	14,437

	49,730	45,753

12	Contingent liabilities
(i)	In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder utilisation income derived from the overseas customers. From 1999, overseas withholding tax has been charged on certain transponder utilisation income of the Group and full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 onwards and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant income earned in those years, not provided for in the financial statements amounted to approximately HK$75,864,000.

(ii)	The Company has given guarantees to banks in respect of the secured term loan facility granted to its subsidiary. The extent of such facility utilised by the subsidiary at 31 December 2005 amounted to HK$1,127,295,000 (2004: HK$975,780,000).

(iii)	The Hong Kong Profits Tax returns of a subsidiary of the Company for the years of assessment 1999/2000 and 2000/2001 are currently under dispute with the Hong Kong Inland Revenue Department (“IRD”). This subsidiary recognised a disposal gain of HK$389,744,000 in 1999 in relation to the transfer of the entire business of APSTAR IIR and substantially all of the satellite transponders of APSTAR IIR. This subsidiary has claimed the gain on disposal as a non-taxable capital gain in its 1999/2000 Profits Tax return. In 2003, IRD has proposed to treat the proceeds received as taxable income to this subsidiary with a corresponding entitlement to statutory depreciation allowance in respect of APSTAR IIR. On 23 January 2006, IRD raised a Profits Tax assessment for the year of assessment 2000/2001 to include that portion of the proceeds from sale of the satellite received during 2000/2001 as taxable income. The tax demanded for the year of assessment 2000/2001 is HK$212,846,000.

On 20 February 2006, the subsidiary lodged an objection against the IRD’s assessment on the grounds that it is excessive.

On 24 February 2006, the subsidiary received a notice from the IRD confirming that the entire tax in dispute would be held over on condition that the subsidiary purchases HK$78,385,000 of Tax Reserve Certificates (“TRC”) by 15 March 2006 and the balance of the amount of HK$134,461,000 would be held over unconditionally. Should any amount of tax held over on condition of the purchase of TRC become payable upon the final determination of the objection, the same amount of TRC would be used for settlement of tax due. For that part of the TRC not utilised to offset the tax payable, interest will accrue from the date of issue of the TRC to the date of determination of the objection and be refunded to the subsidiary. In order to fulfill the condition of hold over of tax payment, the subsidiary purchased TRC of HK$78,385,000 on 15 March 2006.

Since the receipt of the above mentioned notices, the Company has obtained external legal and tax advice, and the Company continues to believe that it has a reasonable likelihood of success in defending its position that the gain derived from the transaction should be treated as non-taxable. Accordingly, no provision for additional taxation has been made.
13	Comparative figures

Certain comparative figures have been adjusted or re-classified as a result of the change in accounting policies. Further details are disclosed in note 2 of this announcement.
PURCHASE, SALE OR REDEMPTION OF SHARES
During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.
COMPLIANCE WITH CORPORATE GOVERNANCE CODE
Throughout the year of 2005, the Company has met the code provisions (“Code Provision”) set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules save that the following Code Provisions A4.1 and A4.2 respectively:
–	the non-executive directors of the Company are not appointed for a specific term given they shall retire from office by rotation once every three years except the Chairman of the Board and the President in accordance with the Bye-Laws of the Company; and

–	the Chairman of the Board and the President are not subject to retirement by rotation given that would help the Company in maintaining its consistency of making business decisions.
AUDIT COMMITTEE
The Audit Committee of the Company at the meeting on 28 March 2006 has reviewed with the management the accounting principles and practices adopted by the Group and the accounts for the year ended 31 December 2005. It has also reviewed the results and statement of the Board on the effectiveness of the Group’s system of internal control and the independence of the Company’s auditors.
The audit committee comprised of three independent non-executive directors including Mr. Yuen Pak Yiu, Philip, Dr. Huan Guocang and Dr. Lui King Man.
PUBLICATION OF ANNUAL REPORT
The Company’s annual report for the year ended 31 December 2005 containing the information required by Appendix 16 of the Listing Rules will be dispatched to shareholders and published on the website of the Stock Exchange and the Company’s website (www.apstar.com) in due course.
FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements, such as those that express with words “believes,” “anticipates,” “plans” and similar wordings. Such forward-looking statements involve inherent risks and uncertainties, and actual results could be materially different from those expressed or implied by them. As regards the factors, uncertainties as well as the risks, they are identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.
NOTE OF APPRECIATION
I would like to take this opportunity to thank all our customers and friends for their support, as well as to all staff members of the Group for their contributions to the Group during the period.
By Order of the Board
Liu Ji Yuan
Chairman
Shenzhen, China, 10 April 2006
The Directors as at the date of this announcement are as follows:

Executive Directors:	Ni Yifeng and Tong Xudong

Non-Executive Directors:	Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Yin Yen-liang, Ho Siaw Hong, Tseng Ta-mon (Alternate Director to Yin Yen-liang)

Independent Non-Executive Directors:	Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS
     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xiv) the ability to retain and recruit qualified personnel; (xii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiii) political and social developments, including war, civil unrest or terrorist activity; and (xiv) the Company’s success at managing the risks involved in the foregoing.
     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2006.
APT Satellite Holdings Limited

	By	/s/ Ni Yifeng

Ni Yifeng
Executive Director and President